FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of December 2018

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X                  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from November 1, 2018 to November 30, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 13, 2018	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from November 1, 2018 to November 30, 2018 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on December 13, 2018]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of November 30, 2018

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (April 26, 2018) (Period of repurchase: from May 16, 2018 to March 29, 2019 (excluding the ten business days following the announcement of each quarterly financial results))	100,000,000		70,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) November 15 November 16 November 19 November 20 November 21 November 22 November 26 November 27 November 28 November 29 November 30	1,715,000 1,900,000 1,764,700 1,750,000 1,757,500 1,750,000 1,669,900 1,680,000 1,538,100 1,640,000 1,680,000	878,825,540 976,674,040 901,010,430 898,481,060 892,706,370 893,213,490 850,440,490 867,087,230 794,605,670 852,963,550 865,666,230

Total	—	18,845,200	9,671,674,100

Aggregate shares repurchased as of the end of this reporting month	77,458,300		41,104,143,370

Progress of share repurchase (%)	77.5		58.7

2.	Status of disposition

as of November 30, 2018

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date) —	—	—
Subtotal	—	—	—
Treasury shares canceled	(Date) —	—	—
Subtotal	—	—	—
Treasury shares transferred upon merger, share exchange or demerger	(Date) —	—	—
Subtotal	—	—	—
Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) —	—	—
Subtotal	—	—	—
Other (exercise of stock acquisition rights)	(Date)

November 1

November 2

November 5

November 6

November 7

November 8

November 9

November 12

November 13

November 14

November 15

November 16

November 19

November 21

November 22

November 26

November 27

November 28

November 29

November 30

		30,500 785,200 492,100 348,600 194,800 152,300 130,200 273,300 38,600 136,400 121,000 6,400 10,800 92,500 240,300 107,500 117,900 26,000 38,800 48,800	1,520,500 5,553,200 4,067,100 1,540,600 3,770,800 5,509,300 4,302,200 2,657,300 634,600 3,712,400 2,803,000 600,400 10,800 92,500 240,300 1,592,500 117,900 26,000 38,800 1,533,800
Subtotal	—	3,392,000	40,324,000
Total	—	3,392,000	40,324,000

3.	Status of shares held in treasury

as of November 30, 2018
As of the end of the reporting month	Number of Shares
Total number of issued shares	3,643,562,601
Number of shares held in treasury	313,887,054